Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                February 11, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G - Fleetwood Enterprises Inc.



Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                   Sincerely,



                                   Jeffrey A. Ruiz






Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                            Fleetwood Enterprises Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                      ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                  339099103
                        ---------------------------------------
                                  CUSIP NUMBER


                                 August 31, 2002
                        ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [X] Rule 13d-1(b)

                  [   ]Rule 13d-1(c)

                  [   ]Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (A) [ ]
                (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     4,604,562**
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  4,604,562
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,604,562

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
       SHARES [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        11.5%

12. TYPE OF REPORTING PERSON

         HC, CO
*In  accordance  with  Securities  Exchange Act Release No. 39538 (January 12,
 1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of
 Section 13(d) under the Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

 ** The 4,604,562 shares of common stock is comprised of: (i) 202,746 shares of common stock; (ii) 240,056 shares of Convertible Trust I Preferred Stock, which is convertible into 246,298 shares of common stock; (iii) 116,135 shares of Convertible Trust II Preferred Stock, which is convertible into 203,352 shares of common stock; and (iv) 819,000 shares of Convertible Trust III Preferred Stock, which is convertible into 3,952,166 shares of common stock.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG, London Branch

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     4,401,816***
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  4,401,816
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,401,816

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.9%

12. TYPE OF REPORTING PERSON

         BK, CO


***The 4,401,816 shares of common stock is comprised of: (i) 240,056 shares of Convertible Trust I Preferred Stock, which is convertible into 246,298 shares of common stock; (ii) 116,135 shares of Convertible Trust II Preferred Stock, which is convertible into 203,352 shares of common stock; and (iii) 819,000 shares of Convertible Trust III Preferred Stock, which is convertible into 3,952,166 shares of common stock.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Securities Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (A) [ ]
        (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     202,746
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  202,746
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       202,746

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
       SHARES [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.5%

12. TYPE OF REPORTING PERSON

         BD, CO

Item 1(a).        Name of Issuer:

                  Fleetwood Enterprises Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  3125 Myers Street, Riverside, CA 92503

Item 2(a).        Name of Person Filing:
                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or

                 13d-2(b) or (c), check whether the person filing is a:
                  (a) [X ] Broker or dealer registered under section 15 of the Act;

                                           Deutsche Bank Securities Inc.

                 (b) [ X ] Bank as defined in section 3(a)(6) of the Act;

                                    Deutsche Bank AG, London Branch

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                                  Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c)   Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                           Item 3 Classification

                  Deutsche Bank Securities Inc.        Broker-Dealer

                  Deutsche Bank AG, London Branch      Bank


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/03

                                    DEUTSCHE BANK AG


                                    By: /s/ Jeffrey A. Ruiz
                                    Name: Jeffrey A. Ruiz
                                    Title: Vice President


                                    By: /s/ Margaret M. Adams
                                    Name: Margaret M. Adams
                                    Title: Director

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/03

                          DEUTSCHE BANK SECURITIES INC.

                           By: /s/ James T. Byrne, Jr.
                           Name: James T. Byrne, Jr.
                           Title: Secretary


                            By: /s/ Sandra West
                            Name: Sandra West
                            Title: Assistant Secretary

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/11/03

                        DEUTSCHE BANK AG , London Branch


                                By: /s/ Jeffrey A. Ruiz
                                Name: Jeffrey A. Ruiz
                                Title: Vice President


                                By: /s/ Margaret M. Adams
                                Name: Margaret M. Adams
                                Title: Director